CUSIP No. 705324 10 1                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                          Pediatrix Medical Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   705324 10 1
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                                 (CUSIP Number)

Welsh, Carson, Anderson                   Othon A. Prounis, Esq.
  & Stowe                                 Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                 45 Rockefeller Plaza
Attention: Jonathan M. Rather             New York, New York  10111
Tel. (212) 893-9500                       Tel. (212) 841-5700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 705324 10 1                                          Page 2 of 6 Pages


1)   Name of Reporting Person            Welsh, Carson,
     and I.R.S. Identification            Anderson & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                            Not Applicable

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5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
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6)   Citizenship or Place
     of Organization                            Delaware
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Number of                   7)   Sole Voting    1,129,755 shares of
Shares Beneficially               Power         Common Stock
Owned by Each
Reporting Person
                            ---------------------------------------------
                            8)   Shared Voting
                                  Power                   -0-
                            ---------------------------------------------
                            9)   Sole Disposi-  1,129,755 shares of
                                  tive Power    Common Stock
                            ---------------------------------------------
                            10)  Shared Dis-
                                  positive Power          -0-
                            ---------------------------------------------
11)  Aggregate Amount Beneficially              1,129,755 shares of
     Owned by Each Reporting Person             Common Stock
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12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
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13)  Percent of Class
     Represented by                            4.4%
     Amount in Row (11)
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14)  Type of Reporting
     Person                                              PN


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CUSIP No. 705324 10 1                                          Page 3 of 6 Pages

1)   Name of Reporting Person            WCAS Healthcare
     and I.R.S. Identification            Partners, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------
3)   SEC Use Only

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4)   Source of Funds                            Not Applicable

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5)   Check if Disclosure of
     Legal Proceedings Is                       Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                            Delaware
------------------------------------------------------------------
Number of                   7)   Sole Voting    57,673 shares of
Shares Beneficially               Power         Common Stock
Owned by Each
Reporting Person
                            ---------------------------------------------
                            8)   Shared Voting
                                  Power                   -0-
                            ---------------------------------------------
                            9)   Sole Disposi-  57,673 shares of
                                  tive Power    Common Stock
                            ---------------------------------------------
                            10)  Shared Dis-
                                  positive Power          -0-
                            ---------------------------------------------
11)  Aggregate Amount Beneficially              57,673 shares of
     Owned by Each Reporting Person             Common Stock
------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------
13)  Percent of Class
     Represented by                             0.2%
     Amount in Row (11)
------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN


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CUSIP No. 705324 10 1                                          Page 4 of 6 Pages


                Amendment No. 4 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 22, 2001, as amended by Amendment No. 1 thereto filed on May 29, 2001, Amendment No. 2 thereto filed on August 28, 2001 and Amendment No. 3 thereto filed on November 21, 2001 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 25,513,661 shares of Common Stock outstanding as of April 2, 2002, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2002:

          (a)

          WCAS VII and VII Partners
          -------------------------

          WCAS VII owns 1,129,755 shares of Common Stock, or approximately 4.4% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS HP and HP Partners
          -----------------------

          WCAS HP owns 57,673 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. HP Partners, as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

          General Partners of VII Partners and HP Partners
          ------------------------------------------------

          (i) Patrick J. Welsh owns 53,668 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 53,668 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 53,668 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 38,773 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 17,659 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi)    Anthony J. deNicola owns 6,864 shares of Common Stock, or less

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CUSIP No. 705324 10 1                                          Page 5 of 6 Pages

than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 9,736 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns 3,195 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 799 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of VII Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VII and WCAS HP, respectively. Each of the general partners of VII Partners and HP Partners disclaims beneficial ownership of shares of Common Stock other than those he owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VII Partners and/or HP Partners, as the case may be, in the securities owned by WCAS VII and/or WCAS HP.

          (c) On May 1, 2002, WCAS VII sold 314,061 shares of Common Stock on the open market at $45.00 per share. On May 16, 2002 WCAS VII distributed 1,000,000 shares of Common Stock to its partners, including 156,236 shares to VII Partners. VII Partners immediately distributed such shares to its partners.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VII or WCAS HP.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 16, 2002.


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CUSIP No. 705324 10 1                                          Page 6 of 6 Pages






                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                  By:  WCAS VII Partners, L.P.,
                                        General Partner


                                  By: /s/ Jonathan M. Rather
                                     -----------------------------
                                        General Partner


                                  WCAS HEALTHCARE PARTNERS, L.P.
                                  By:  WCAS HP Partners, General Partner


                                  By: /s/ Jonathan M. Rather
                                     -----------------------------
                                        Attorney-in-Fact

Dated: May 16, 2002